UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Timmins Gold Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

88741P103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88741P103	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Goldcorp Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 28,700,000*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 28,700,000*
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,700,000*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.7%*
12	Type of Reporting Person (See Instructions) CO

*	Includes 10,000,000 Common Shares issuable upon exercise of a warrant. The warrant contains a blocker that does not permit Goldcorp Inc. to exercise the warrant if such any such exercise would cause Goldcorp Inc. to own over 10% of the Issuer.

CUSIP No. 88741P103	Schedule 13G	Page 3 of 5

Item 1(a)		Name of Issuer:

Timmins Gold Corp. (the “Issuer”)

Item 1(b)		Address of Issuer’s Principal Executive Offices:

700 West Pender Street, Suite 615
Vancouver, British Columbia
V6C 1G8 Canada

Item 2(a)		Name of Person Filing:

Goldcorp Inc. (“Goldcorp”)

Item 2(b)		Address of Principal Business Office or, if none, Residence:

Suite 3400 - 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)		Citizenship:

Ontario, Canada

Item 2(d)		Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e)		CUSIP Number:

88741P103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.		Ownership

Goldcorp’s calculation of their percentage ownership of the Common Shares of the Issuer is based upon 319,228,602 Common Shares issued and outstanding as of November 2, 2016, as disclosed by the Issuer in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 and 2015 filed with the Securities and Exchange Commission on November 3, 2016 as Exhibit 99.2 to the Issuer’s Report on Form 6-K.

Goldcorp Inc. owns a warrant currently exercisable for the purchase of 10,000,000 Common Shares of the Issuer. The warrant contains a blocker that does not permit Goldcorp Inc. to exercise the warrant if such any such exercise would cause Goldcorp Inc. to own over 10% of the Issuer.

	(a)	Amount beneficially owned:

28,700,000

CUSIP No. 88741P103	Schedule 13G	Page 4 of 5

	(b)	Percent of class:

		8.7%

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:	28,700,000	*

		(ii) Shared power to vote or to direct the vote	0

		(iii) Sole power to dispose or to direct the disposition of	28,700,000	*

		(iv) Shared power to dispose or to direct the disposition of	0

*  Includes 10,000,000 Common Shares issuable upon exercise of a warrant. The warrant contains a blocker that does not permit Goldcorp Inc. to exercise the warrant if such any such exercise would cause Goldcorp Inc. to own over 10% of the Issuer.

Item 5.		Ownership of Five Percent or Less of a Class

		If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

		Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

		Not Applicable.

Item 8.		Identification and Classification of Members of the Group

		Not Applicable.

Item 9.		Notice of Dissolution of Group

		Not Applicable.

Item 10.		Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88741P103	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Diversity, Regulatory Affairs and Corporate Secretary